FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

- **Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2005

Commission file number 33-32783

A. **Full title of the plan and the address of the plan, if different from that of the Issuer named below:**

Irwin Financial Corporation Employees' Savings Plan
500 Washington Street
Columbus, Indiana 47201

B. **Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:**

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

06040917

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Financial Corporation Employees' Savings Plan

Date: 6/28/06 By: Theresa L. Hall

Theresa L. Hall, Vice President
Irwin Financial Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-32783) of Irwin Financial Corporation of our report dated June 28, 2005 relating to the financial statements of Irwin Financial Corporation Employees' Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

New York, NY
June 28, 2006

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-32783) pertaining to the Irwin Financial Corporation Employees' Savings Plan of our report dated June 26, 2006, with respect to the financial statements and schedule of the Irwin Financial Corporation Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

Indianapolis, Indiana
June 26, 2006

Financial Statements and Supplemental Schedule

Irwin Financial Corporation Employees' Savings Plan
December 31, 2005 and 2004, and Year Ended December 31, 2005

Irwin Financial Corporation Employees' Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2005 and 2004, and Year Ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
Irwin Financial Corporation Employees' Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Irwin Financial Corporation Employees' Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Irwin Financial Corporation Employees' Savings Plan for the year ended December 31, 2004, were audited by other auditors, whose report dated June 28, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Indianapolis, Indiana
June 26, 2006

0604-0732557

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Irwin Financial Corporation Employees' Savings Plan

In our opinion, the statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Irwin Financial Corporation Employees' Savings Plan (the "Plan") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
June 28, 2005

Irwin Financial Corporation Employees' Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2005	**2004**
Assets		
Investments, at fair value	**$ 47,855,773**	$ 40,666,976
Receivables:		
Company	**189**	55,111
Participants	**463**	146,308
Accrued income	**6,538**	–
Unsettled sales	**47,262**	–
Total assets	**47,910,225**	40,868,395
Liabilities		
Unsettled purchases payable	**23,683**	–
Total liabilities	**23,683**	–
Net assets available for benefits	**$ 47,886,542**	$ 40,868,395

See accompanying notes.

Irwin Financial Corporation Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions	
Net depreciation in the fair value of investments	$ (1,314)
Interest and dividends	1,435,227
Total investment income	1,433,913
Contributions	
Company	2,088,390
Participants	5,882,891
Rollovers	914,484
Total contributions	8,885,765
Total additions	10,319,678
Deductions	
Benefits paid to participants	3,261,879
Administrative expenses	39,652
Total deductions	3,301,531
Increase in net assets available for benefits	7,018,147
Net assets available for benefits	
Beginning of year	40,868,395
End of year	$ 47,886,542

See accompanying notes.

1. Description of the Plan

The following description of the Irwin Financial Corporation Employees' Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined-contribution plan covering all employees of Irwin Financial Corporation (the Company or the Employer), Irwin Home Equity Corporation, Irwin Union Bank and Trust Company, Irwin Business Finance, Irwin Union Bank, F.S.B., Irwin Ventures, LLC, and Irwin Franchise Capital Corporation, who have elected to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As of December 29, 2004, the plan trustee was changed to Fidelity Management Trust Company.

Contributions

Participants may contribute between 1% and 100% of their compensation, as defined in the Plan document. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as defined by the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified plans. The Company will match 60% of the employee's contributions up to 5% of the participant's eligible compensation, as defined by the Plan, which is allocated according to the elections made by the participants.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings and expenses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to pay record-keeping and administrative expenses or reduce the Company's future contributions as per the Plan document. For the year ended December 31, 2005, forfeitures resulting from withdrawn participants utilized to reduce Company contributions were $96,211. Unallocated forfeiture account balances were $20,479 and $14,079 as of December 31, 2005 and 2004, respectively.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested amount. The loans are collateralized by the balance in the participant's account, and interest is charged at the prime rate in effect on the date the loan application is processed by the trustee. Loan term for repayment goes up to 5 years or up to 15 years for the purchase of a primary residence. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

Payment of Benefits

Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service.

Benefits are payable in a lump-sum distribution of cash or in installments based on the participant's election in accordance with the Plan. Participant balances less than $5,000 will be distributed in a lump-sum distribution of cash.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, the rights of all plan members shall be nonforfeitable to the full value of their accounts and plan assets would be distributed in accordance with the Plan document.

Investment Options

Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan, including a fund comprised of Company stock. Such elections may be changed on a daily basis.

Administrative Expenses

Certain administrative expenses are paid by the Company.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of common stock of the Company's parent, Irwin Financial Corporation, are valued at quoted market price. Units of the common collective trust are valued at its quoted redemption values on the last day of the Plan year. Units of unitized funds are valued at the net asset value on the last day of the Plan year. Participant loans are valued at their outstanding balance, which approximates fair value

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment capital gain or loss on mutual funds are classified as interest and dividends.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

Investments that represent 5% or more of fair value of the Plan's net assets at December 31, 2005 and 2004, are as follows:

	2005	2004
Mutual funds:		
Lord Abbott MidCap Value Fund	**$ 3,546,616**	$ 2,053,411
Vanguard Mid Cap Growth Fund	**5,939,771**	5,515,165
Royce Opportunity Fund	**2,642,901**	1,435,620
Fidelity Equity Income Fund*	**5,078,121**	–
Fidelity Intermediate Bond Fund*	**4,356,902**	–
Fidelity Blue Chip Growth Fund*	**4,001,460**	–
Fidelity Diversified International Fund*	**5,532,236**	–
Spartan US Equity Index Fund	**4,840,581**	–
Putnam Fund for Growth and Income Fund*	–	3,846,412
Putnam Income Fund*	–	2,059,367
Putnam Voyager Fund*	–	3,202,824
Putnam International Equity Fund*	–	2,922,742
Putnam Money Market Fund*	–	3,393,707
Putnam S&P 500 Index Fund*	–	4,108,391

3. Investments (continued)

	2005	2004
Common collective trust:		
Fidelity Managed Income Portfolio	**$ 5,811,701**	$ –
Common stock:		
Irwin Financial Corporation common stock, 225,704 and 212,227 shares, respectively*	**4,834,890**	6,025,131

*Represents an investment in a party-in-interest.

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005
Mutual funds	$ 1,481,541
Common stock	(1,482,855)
	$ (1,314)

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

Irwin Financial Corporation Employees' Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #35-1286807 Plan #002

December 31, 2005

Identity of Issuer	Description	Number of Shares/Units	Current Value
Mutual funds:	Lord Abbott MidCap Value Fund	158,260	$ 3,546,616
	Royce Opportunity Fund	215,045	2,642,901
	Vanguard Mid Cap Growth Fund	339,222	5,939,771
	Fidelity Retirement Money Market Fund*	134,239	134,239
	Fidelity Equity Income Fund*	96,213	5,078,121
	Fidelity Intermediate Bond Fund*	423,412	4,356,902
	Fidelity Blue Chip Growth Fund*	92,712	4,001,460
	Fidelity Diversified International Fund*	170,014	5,532,236
	Spartan US Equity Index Fund	109,615	4,840,581
	Spartan 500 Index Fund	5,433	467,357
			36,540,184
Common collective trust:	Fidelity Managed Income Portfolio*	5,811,701	5,811,701
Common stock:	Irwin Financial Corporation common	225,704	4,834,890
Participant loans:	Participant loans, interest rates ranging 4% to 8.5%, with varied maturities January 2006 to May 2020		668,998
			$ 47,855,773

*Denotes party-in-interest.

Note: Cost information has been omitted because all investments are participant directed.